Management’s Discussion & Analysis (‘MD&A’)

For the Eight Month (Stub) Year Ended December 31, 2015

This MD&A, including appendices, is intended to help the reader understand Kirkland Lake Gold Inc.’s operations and present business environment. It has been prepared as of March 9, 2016 and covers the results of operations for the two and eight month periods ended December 31, 2015. The comparative period is for the fiscal quarter and year ended April 30, 2015. It is intended to supplement the audited Financial Statements and notes thereto which are expressed in Canadian Dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Annual Information Form (“AIF”) for the stub-year ended December 31, 2015, which is available on the corporate website at www.klgold.com or on SEDAR at www.sedar.com.

Company Overview

Kirkland Lake Gold Inc. (the “Company” or “KGI”), is a Canadian focused, intermediate gold producer. The Company closed the acquisition of St Andrew Goldfields Ltd. (“St Andrew”) on January 26, 2016, creating a multi-asset operation. The Company’s assets are located in the historic Kirkland Lake gold camp, and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. The Company is currently targeting annual gold production for 2016 of between 260,000 to 310,000 ounces from its cornerstone asset, the Macassa Mine Complex and the recently acquired Holt-Holloway and Taylor mines.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol KGI. Disclosure regarding the Company’s outstanding securities is provided in Appendix C.

The Macassa Mine Complex includes production from the historic ‘04/Main Break and the South Mine Complex (“SMC”), and the Macassa Mill (2,200 tons per day “tpd”, milling capacity). The East Timmins Assets include the Holt, Holloway and Taylor mines and the Holt Mill (3,300 tpd capacity). The Company’s exploration program is aimed at extending the mine life at each asset and finding new deposits for future organic growth opportunities.

The Company has changed its fiscal year-end from April 30 to December 31. As such, the current reporting period is the eight month period being May 1, 2015 to December 31, 2015 (the “stub year”, “SY15”) and the two month period being November 1, 2015 to December 31, 2015 (the “stub quarter” or “Q3/SY15”). Only contributions from the Macassa Mine are included in the current year end statements as the acquisition of St Andrew was concluded subsequent to year end.

Note on Comparatives

Due to the change in fiscal year-end, the comparative figures are not representative of equivalent reporting periods and, as such, have greater variances.

Highlights

•	For the stub year, the Company achieved its production guidance of 90,000 – 110,000 ounces. A total of 102,597 ounces were recovered from 248,824 tons milled at a head grade of 0.42 ounces per ton (‘opt’) (14.4 g/t) with a recovery of 97.1%.
•	Income before taxes for the stub quarter was $2.8 million (Q2/SY15: $6.3 million, Q4/15: $8.3 million).
o	Stub year income before taxes was $16.5 million (FY15: $25.5 million).
•	Net and comprehensive income for the stub quarter was $1.0 million (Q2/SY15: $2.1 million, Q4/15: $7.9 million).
o	Stub year net and comprehensive income was $7.3 million (FY15: $19.8 million).
•	Cash flow from operations was $15.4 million for the stub quarter (Q2/SY15: $20.1 million, Q4/15: $20.7 million)
o	Stub year cash flow from operations was $49.2 million (FY15: $78.2 million).
•	Free cash flow[1] for the stub quarter was $7.9 million (Q2/SY15: $7.9 million, Q4/15: $7.8 million).
o	Stub year free cash flow was $19.3 million (FY15: $30.7 million).
•	Cash as at December 31, 2015 was $93.8 million (Q4/15: $80.3 million).
•

Released additional surface drilling results from the regional drilling campaign targeting untested ground east of the SMC and released positive drilling results from the underground drilling campaign focused on the SMC and in particular the HM claim.

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1 The Company has included the following non-GAAP performance measure in the MD&A: free cash flow. This is a common performance measure in the mining industry but does not have any standardized meaning. Refer to Appendix B for a description and reconciliation of this measure to the accompanying financial statements.

Performance metrics versus Company guidance:

Metric

SY15 Guidance

SY15 Actual

Status

Ounces produced	90,000 – 110,000	102,597	Met or exceeded all targets
Cash operating cost per ounce produced	$800 - $850	$793
AISC per ounce sold	$1,200 - $1,300	$1,259
AICC per ounce produced	$1,300 - $1,400	$1,338
Total Capital Expenditures	Revised $32 - $35 million	$33.8 million
Revenue	$145 – $155 million	$149.9 million
Cash flow from operations	$43 – $53 million	$49.2 million
Free cash flow generation	Revised $11 - $18 million	$19.3 million

Key Operating Information	2 month Q3/SY15	Q4/15	Change	8 month SY/15	FY15	Change
Tons Ore Mined – Main Break	13,108	30,252	-57%	59,090	123,280	-52%
Tons Ore Mined – SMC	55,409	62,280	-11%	189,734	246,696	-23%
Average Tons per day (tpd)	1,123	1,006	12%	1,016	1,022	-1%
Average Head Grade (opt)	0.41	0.42	-2%	0.42	0.43	-2%
Average Head Grade (g/t)	14.1	14.4	-2%	14.4	14.7	-2%
Tons ore milled	68,517	92,532	-26%	248,824	369,976	-33%
Recovery - %	97.2	96.6	1%	97.1	96.5	1%
Gold Produced (Oz)	27,604	37,979	-27%	102,597	153,957	-33%
Development footage – operating	2,320	5,216	-56%	9,501	18,719	-49%
Development footage – capital	3,104	6,308	-51%	12,722	21,191	-40%

Operations Review

•	The average production rate achieved for Q3/SY15 was 1,123 tpd compared to 1,006 in Q4/15. The stub year production rate decreased 1% to 1,016 in SY15 from 1,022 in the previous year.

•	The main ramp to the 5600 Level was completed and development on the level is on schedule. Production on the 5600 Level is expected to commence in the fourth quarter of 2016.

•

Ore generated from production, development, and exploratory mining in the SMC throughout Q3/SY15 was 55,409 tons grading 0.42 opt containing 23,270 (feed) ounces. Mill recovery for Q3/SY15 was 97% resulting in production grading 0.41 opt containing 22,629 ounces. The SMC contributed 81% of the produced ore tons and 82% of the produced ounces (Q4/15: 67% and 74% respectively). For the stub year, the SMC contributed 79% of the ounces and 76% of the tons. The percentage of ore tons generated from the SMC is expected to fluctuate on a quarterly basis, depending on the availability of SMC headings in the mining sequence.

•	Ore generated from production, development, and exploratory mining in the ‘04/Main Break area for Q3/SY15 was 13,108 tons at a grade of 0.39 opt containing 5,117 (feed) ounces. Mill recovery for Q3/SY15 was 97% resulting in production grading 0.38 opt containing 4,975 ounces. Main Break ore contributed 19% of the produced tons and 18% of the produced ounces in Q3/SY15 and 24% of the tons and 21% of the ounces in Stub year 2015.

Key Financial Information

Financial in CAD$	2 month Q3/SY15	Q4/15	Change	8 month SY/15	FY15	Change
Gold Sales (Oz)	25,284	39,109	-35%	101,094	155,709	-35%
Average Realized Price ($) (per Oz)[2]	1,486	1,481	0%	1,483	1,412	5%
Revenue (000’s)	37,582	57,934	-35%	149,874	219,888	-32%
Income before Income Taxes (000’s)	2,765	8,262	-67%	16,508	25,506	-35%
Cash Operating Cost per Ton Produced[2]	289	363	-20%	327	345	-5%
Cash Operating Cost per Oz Produced[2]	716	885	-19%	793	831	-4%
All-in Sustaining Costs (AISC) per Oz Sold[2]	1,358	1,283	6%	1,259	1,227	3%
All-in Cash Costs (AICC) per Oz Produced[2]	1,346	1,445	-7%	1,338	1,327	1%

Financial in US$	2 month Q3/SY15	Q4/15	Change	8 month SY/15	FY15	Change
Average Realized Price ($) (per Oz)[2]	1,101	1,186	-7%	1,142	1,228	-7%
Cash Operating Cost per Ton Produced[2]	216	291	-26%	252	300	-16%
Cash Operating Cost per Oz Produced[2]	535	709	-25%	612	723	-15%
AISC per Oz Sold[2]	1,006	1,028	-2%	970	1,067	-9%
AICC per Oz Produced[2]	997	1,157	-14%	1,030	1,154	-11%

Financial Review

Revenue decreased 32% to $149.9 million in the stub year compared to the previous fiscal year (FY/15: $219.9 million) with 54,615 fewer ounces being sold offset by a 5% higher average realized price per ounce of gold (+$70). This was as a result of the shorter reporting periods (8 months versus 12 months).

Operating costs for the 8 month stub year were 35% lower than the previous fiscal year at $83.4 million; however, the time period covered was approximately 35% lower making operating costs essentially in line with the previous year. Cash operating costs per ton for the periods were $327 and $346 respectively.

Royalty expense decreased compared to the previous year as a result of lower revenues.

Amortization and depletion decreased as the overall asset values decreased and fewer ounces were produced lowering depletion which is calculated on the units-of-production basis.

General and administrative expenses rose compared to the same quarter in the previous year as a result of higher stock based compensation expense due to the timing of stock option vesting periods combined with additional consulting fees in association with acquisition.

Exploration expense was only 10% lower than the previous fiscal year despite the shorter reporting period as exploration spending on the surface program increased in accordance with the plan.

Finance expense decreased compared to the previous year as a result of the shorter reporting period and an offsetting increase in foreign exchange losses. Interest expense on the debentures remained consistent at approximately $1.1 million each month.

Finance income decreased compared to the previous year reflective of fewer gains arising from foreign exchange forward contracts.

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2 The Company has included the following non-GAAP performance measures in the MD&A; average realized price per ounce sold, cash operating cost per ton produced and per ounce produced, AICC per gold ounce produced and AISC costs per ounce sold. These are common performance measures in the mining industry but do not have any standardized meaning. Refer to Appendix B for a reconciliation of these measures to the accompanying financial statements.

Provision for Income Taxes (recovery) increased compared to the previous quarter and previous year as a result of changes in reported net income as well as a higher deferred tax expense, primarily arising from an Ontario Mining Tax assessment received during the year. Taxes were also impacted by the utilization and absorption of carry-forward tax pools (biggest contributors are associated with capital investments).

Capital spending on mine development decreased compared to the previous year as a result of the shorter reporting period and additional resources being deployed on operating activities. There was a 40% decrease in capital development footage and a 34% decrease in costs. Capital development activities in the quarter remained focused on the development of additional working areas in the SMC.

Capital spending on equipment remained relatively consistent with the previous year; however, it covered a shorter time frame, indicative of an increase in run-rate costs. The fluctuations in capital equipment spending relate mainly to the timing of the delivery of new equipment.

AISC increased compared to the previous quarter year. The percent change throughout the quarters is largely due to movements in the inventory levels which are included in AISC (see Non-GAAP Financial Measures for an explanation and reconciliation of AISC). The decrease in AICC compared to the previous year was due to lower operating costs (discussed above), offset by realized foreign exchange losses ($1.0 million).

Outlook

Production guidance for the Macassa Mine Complex for the year ending December 31, 2016 is between 160,000 - 180,000 ounces. As a result of the recently completed acquisition of St Andrew Goldfields Ltd., the initial production guidance including the East Timmins Assets is between 260,000 – 310,000 ounces. The Company is currently completing the process of combining budgets following the acquisition of St. Andrew Goldfields and confirming allocation of capital at each of the assets, and will provide updated guidance before the end of April 2016.

At the Macassa Mine Complex, the focus remains on completing development on the 5600’ level in order to commence production from this level in the fourth quarter of 2016. As well, ramp development towards the 5700’ level is progressing as planned. With approximately 80% of ore produced coming from the SMC, the Company continues to invest, rely and work closely with suppliers involved in all aspects of our battery powered equipment programme to support mining in the SMC.

Sustainable improvements in daily production rates and methods of further reducing operating costs remain key areas of focus for management. The Company’s underground exploration program on the SMC and the regional drilling program also remain strategic priorities for future success and growth.

At the East Timmins Assets, the focus for 2016 will be to analyze cost saving synergies and ensure targeted production is achieved in accordance with safe and efficient mining methods. Exploration efforts will be directed towards extending the mine lives at each of the operations while assessing the 56,000 hectare land package to develop a strategic surface drilling program for 2017.

See appendix B of this MD&A or the Company’s most recently filed AIF available on SEDAR at www.sedar.com for a description of risk factors affecting the Company and ‘Forward Looking Information’ in Appendix C for a description of factors that may cause actual results to differ, in some cases materially, from those currently anticipated.

Summary of Quarterly Results

The quarterly results for the Company for the last eight fiscal quarters are set out in the following table.

Quarterly Results	Fiscal 2014	Fiscal 2015				Stub Year 2015
(All amounts in 000’s of CDN Dollars, except	Q4/14	Q1/15	Q2/15	Q3/15	Q4/15	Q1/SY15	Q2/SY15	Q3/SY15
Earnings per share and per ounce figures)								(2 months)
Revenue	42,357	54,003	53,479	54,471	57,934	61,722	50,570	37,582
(Loss) Income before Income Taxes	(2,533)	5,563	4,383	7,299	8,261	7,444	6,297	2,765
Net Comprehensive (Loss) Income	(1,182)	4,982	2,684	4,248	7,872	4,229	2,068	1,040
(Loss) Earnings per Share	(0.01)	0.07	0.04	0.06	0.11	0.05	0.03	0.01
AISC* per Ounce Sold	1,622	1,232	1,220	1,175	1,283	1,193	1,266	1,358
AICC* per Ounce Produced	1,774	1,250	1,374	1,249	1,445	1,234	1,490	1,346

*Refer to “Non-GAAP Financial Measures” disclosure set out in Appendix B.

The timing of gold pours and sales, gold price fluctuations, ore grade and gold inventory balances influence quarterly results. Trends observed or averaged over a longer time period may be more representative of the true underlying performance improvements taking place within the business.

In Q4/14, the adoption of a new mining strategy and lower overall operating costs resulted in a reversal in the level of quarterly losses previously reported by the Company. As a consequence of this strategy, the Company has now reported quarterly net income before taxes for seven consecutive quarters. In Q2/SY15, lower revenues due to lower production and the decrease in the gold price were partially offset by lower spending in the quarter, resulting in the moderate decline in net income before taxes. In Q3/SY15, the shorter reporting period contributed to a decline in net income before taxes, and spending on PP&E increased with the receipt of two budgeted battery trucks, resulting in higher AISC for the stub quarter.

A summary of the Company’s AISC per ounce sold with the average realized price of gold sold for the past eight quarters is shown below.

Total quarterly costs remained consistent at approximately $50.0 million per quarter ($35.0 million for the stub quarter); per ounce fluctuations were as a result of fluctuating production.

AISC table figures converted to US dollars	Q4/14	Q1/15	Q2/15	Q3/15	Q4/15	Q1/SY15	Q2/SY15	Q3/SY15
CAD / US Average Exchange[3]	1.0862	1.0820	1.1055	1.1669	1.2485	1.2481	1.3163	1.3498
Average Realized Gold Sales Price	1,267	1,295	1,262	1,175	1,186	1,200	1,110	1,101
AISC per Ounce Sold	1,494	1,138	1,104	1,007	1,027	956	962	1,006
Production Cost per Ounce Sold	917	749	774	674	674	678	613	604

*Refer to “Non-GAAP Financial Measures” disclosure set out in Appendix B.

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3 Exchange rate is the average daily noon rate for each period.

Liquidity, Capital Resources and Financial Position

During the year, the Company’s working capital increased to $86.3 million as at December 31, 2015.

The level of cash generation from operations is highly dependent on the price of gold which continues to experience high levels of volatility. Lower than anticipated ore grades and lower production would have a detrimental impact on cash balances. Careful management and monitoring of all factors affecting cash flow remain key areas of focus. The Company’s cash balances are monitored constantly and surplus funds are held on deposit.

Cash resources (cash and cash equivalents) were as follows:

Resource as at: (All amounts in 000s of Canadian Dollars)	Dec 31, 2015	Apr 30, 2015
Cash (CAD)	87.1	74.3
Cash (USD stated in CAD equivalent)	6.6	6.0
Total	93.7	80.3

Interest received on CAD dollar deposits ranged from 0.65% – 1.25% per annum and interest on US dollar deposits was 0.1% per annum.

The Company was subject to a sales tax audit conducted during 2014 and a reassessment was issued on February 20, 2015. The sales tax reassessment by the Canada Revenue Agency (“CRA”) determined that a US$50.0 million royalty payment received in October 2013 was subject to HST and, as a result, the Company was required to pay approximately $7.2 million in sales taxes, including penalties and interest. The Company is seeking to recover $6.8 million of the amount paid to the CRA from the royalty holder. At the date hereof, the Company has recovered $3.4 million of such amount and will continue to seek to recover the remaining $3.4 million. As at December 31, 2015, other long-term assets included $3.4 million owing from the royalty holder. A payment of $0.5 million in penalties and interest was also included in profit or loss for the year ended April 30, 2015, and will only be recovered from the CRA if the Company’s Notice of Objection, which was filed on March 10, 2015, with the CRA in respect of the reassessment on the royalty, is successful.

The Company generated $15.4 million in cash flow from operations during the stub quarter. For the stub year the Company has generated $49.2 million in cash flow from operations, which includes changes in non-cash working capital, which decreased cash flow by $3.2 million.

Net cash outflows used in financing activities during the quarter were $5.7 million as a consequence of finance leases repayments ($1.3 million) and interest payments ($4.4 million). During the stub year the Company has paid back $2.0 million on its operating line of credit, repurchased $1.8 million of its convertible debentures, repaid $3.7 million on finance leases and paid $9.0 million in interest. These cash outflows were partially offset by $2.0 million received upon the exercise of options to acquire shares of the Company.

Cash flows from investing activities during the stub quarter were $0.5 million. Mineral property expenditure during the stub quarter was $6.9 million and a total of $0.5 million was spent on capital equipment. These expenses were offset by the release of $7.9 million in restricted cash that was converted from a letter of credit to a non-restricted letter of guarantee. Investments for the stub year totaled $22.0 million. Investments included $2.6 million in mine equipment (not including leases) and $27.3 million in development of underground mineral properties (namely the main ramp and SMC development). These cash outflows were partially offset by the release of restricted cash, discussed above.

Cash balances supplemented by cash flow from operations are expected to be sufficient to fund operations for at least the next 12 months.

Financial Instruments

The Company’s financial instruments as at December 31, 2015, consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, security deposits, other long-term assets, accounts payable and accrued liabilities, finance leases and convertible debentures. At December 31, 2015, the carrying values of these instruments (except for the convertible debentures and finance leases) approximate their fair values based on the nature of these instruments. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company’s principal exchange rate risk relates to fluctuations between the Canadian dollar and the US dollar. At December 31, 2015, the Company held no forward contracts to sell US dollars. During the quarter ended December 31, 2015, the Company recognized losses of $0.2 million on forward contracts. For the stub year, the Company has recognized losses of $0.9 million on these contracts. These realized and unrealized gains and losses have been recognized within finance income and finance expense, respectively, within the statements of operations.

Commitments

•	Convertible Debentures (refer to Note 9 of the December 31, 2015 financial statements for details on the Convertible Debentures).

On April 3, 2015, the Company launched a Normal Course Issuer Bid (“NCIB”) on the TSX to purchase up to $5.75 million of its 6% convertible unsecured subordinate debentures, and up to $6.90 million of its 7.5% convertible unsecured subordinate debentures. Purchases of the 6% debentures and 7.5% debentures pursuant to the NCIB may be made through the facilities of the TSX during the period from April 3, 2015 to April 2, 2016, or such earlier time as the NCIB is completed or terminated at the option of the Company. The Company will pay the market price at the time of acquisition for any securities purchased through the facilities of the TSX. All securities purchased by the Company under the NCIB will be cancelled. As at the date of this MD&A, the Company had purchased $0.1 million of the 6% debentures and $6.9 million of the 7.5% debentures.

The debentures are listed on the TSX under the stock symbols KGI.DB and KGI.DB.A, respectively. The combined carrying amount of the debentures is $109.1 million. These debentures are payable as follows:

Convertible Debentures ($000’s)	Carrying Amount	Contractual Cash Flows	One Year	2 – 3 Years
Debentures Payable	109,075	(134,012)	(8,104)	(125,908)

•

A 2.5% Net Smelter Return (“NSR”) royalty is payable quarterly to Franco Nevada Corporation (“FNV”) on gold production from the Company’s properties. The Company has the option to buy back 1% of the royalty for US$36.0 million less an amount equal to the aggregate royalty payments made from the date of the agreement until the buyback date (October 28, 2016), multiplied by 40%. At December 31, 2015, $11.5 million had been paid and/ or accrued under this royalty agreement.

•

On July 3, 2014, the Company issued 1,923,205 flow-through common shares at a price of $3.90 per share for gross proceeds of $7.5 million. As at December 31, 2015, the commitment to incur certain exploration expenditures in respect of such flow through financing was fully satisfied.

•

As at December 31, 2015, capital commitments for equipment and ongoing surface investments made to third parties included $5.9 million for property, plant and equipment, which included underground battery equipment.

•

The Company has a credit facility of $35.7 million. This credit facility agreement currently includes a combination of an operating loan facility ($20.0 million) and an equipment lease facility ($15.7 million). Amounts outstanding under the credit facility are secured by various assets of the Company, including cash, accounts receivable, inventory and assets held under the lease facility. The credit facility also contains certain financial covenants, which the Company was in compliance with at December 31, 2015.

At December 31, 2015, $9.3 million was outstanding under the equipment lease facility (April 30, 2015 - $12.1 million). Amounts drawn under the equipment lease facility are subject to separate lease agreements with a maximum term of 60 months and interest rates which are variable depending on when the finance leases are entered into.

There were no amounts outstanding under the operating loan facility as at December 31, 2015 (April 30, 2015 - $2.0 million). Interest on the revolving operating loan is payable at rates between prime plus 1.5% and prime plus 2.5% .

Amounts are available to be drawn under the operating loan as:

a)     a revolving operating loan of up to $20.0 million, which can be drawn for periods of one, two or three months; and,

b)     letters of guarantee to secure obligations to the Ministry of Northern Development and Mines in the amount of up to $10.5 million for a maximum term of one year.

Letters of guarantee totaling $7.9 million were issued as at December 31, 2015 (April 30, 2015 - $7.9 million). The letters of guarantee are subject to a fee of 3.0% per annum. The letters of guarantee are required to be secured by an equal amount of restricted cash when certain financial conditions are not met. At December 31, 2015, the financial conditions were met and no restrictions were placed on the Company's cash balances related to the outstanding letters of guarantee.

The finance lease liabilities have maturity dates until 2018, a weighted average nominal interest rate of 4.3% and are payable as follows:

Finance Lease Liabilities ($000s)	Future Minimum Lease Payments Dec 31, 2015	Interest Dec 31, 2015	Present Value Minimum Lease Payments Dec 31, 2015	Future Minimum Lease Payments Apr 30, 2015	Interest Apr 30, 2015	Present Value Minimum Lease Payments Apr 30, 2015
Less than one year	6,349	461	5,888	5,105	457	4,648
From one to five years	8,635	358	8,277	8,884	353	8,531
TOTAL	14,984	819	14,165	13,989	810	13,179

•

The Company had outstanding commodity contracts with three counterparties to sell 5,966 ounces of gold at an average price of $1,485 per ounce as at December 31, 2015. Two of the counterparties have a right to make a margin call if the price of outstanding gold contracts is below the market price of the commodity. At December 31, 2015, $0.6 million was on deposit for such calls.

•

In June 2012, the Company filed a Closure Plan Amendment (CPA) with the Ministry of Northern Development and Mines (MNDM). The accepted CPA covers the Company's Macassa, Kirkland Minerals, Teck Hughes, Lakeshore and former joint-venture properties. In accordance with applicable provincial regulations, the CPA contains the required progressive rehabilitation programs for the properties and the relevant financial assurance. The Company's Wright Hargreaves property does not form part of the Company's closure plan however Kirkland Lake Gold has committed to a progressive rehabilitation program for that site. The Company continues to fund all progressive rehabilitation and closure plan activities and maintains constructive communications with MNDM on program requirements. Financial assurance of $7.1 million was provided to MNDM in the form of a letter of credit in February 2014 which was converted into a letter of guarantee in November 2015. As of December 31, 2015, the Company continues to operate within permitted compliance. The Company is currently in the process of amending various environmental compliance approvals to support future operational opportunities.

Related Party Transactions

During the stub year ended December 31, 2015, the Chief Executive Officer of the Company entered into a promissory note agreement with the Company by which he was loaned $0.5 million for home relocation. The secured, non-interest bearing loan agreement stipulates the repayment of the principal in regular $2,000 monthly salary deductions over a period of 21 years, beginning on July 1, 2015.

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the stub year ended December 31, 2015, in which the total expense was $11,000.

Key management personnel compensation ($000s):	Dec 31, 2015	Apr 30, 2015
Short term employee benefits	1,947	1,535

Key management personnel compensation ($000s):	Dec 31, 2015	Apr 30, 2015
Termination benefits	579	-
Directors fees	218	243
TOTAL	2,744	1,778

Key management personnel are comprised of members of the board and officers of the Company.

Subsequent Events

On January 26, 2016, the Company announced the completion of the previously announced plan of arrangement (the “Arrangement”), whereby the Company acquired all of the outstanding common shares of St Andrew, pursuant to the Arrangement to create a multi-asset, Ontario-focused, intermediate gold producer.

Pursuant to the Arrangement and effective upon closing of the Arrangement, St Andrew became a wholly-owned subsidiary of the Company and each of the issued and outstanding common shares of St Andrew were acquired by the Company in consideration for 0.0906 of one common share of Kirkland Lake. In connection with the closing of the Arrangement, the Company issued an aggregate of 33,367,488 common shares to the former shareholders of St Andrew. As a result, as at February 1, 2016, the Company had 114,321,605 common shares issued and outstanding, with former St Andrew shareholders holding approximately 29% on an undiluted basis.

Pursuant to the terms of the Arrangement, on January 26, 2016, Mr. Michael Churchill, a member of the former board of directors of St Andrew was appointed to the Company’s board of directors. Mr. Churchill is the founder and a former director of California Gold Mining Inc., a mining exploration and development company, and served as President and CEO (from January 2010 to October 2013), and Chief Financial Officer (1999 to January 2010) of that company. Mr. Churchill is a graduate of the Richard Ivey School of Business at the University of Western Ontario having received a Master’s of Business Administration in 1993.

Appendix A
Selected Financial Information & Review of Overall Performance

Financial Highlights
	2 Months			8 Month	Year Ended
(All amounts in 000’s of Canadian Dollars,	Ended	3 Months Ended		Year Ended	Apr 30,
except gold price per ounce, shares and per				Dec 31,
share figures)	Dec 31, 2015	Oct 31, 2015	Apr 30, 2015	2015	2015
Gold Sales (ounces)	25,284	34,606	39,109	101,094	155,709
Average Gold Price (per ounce)	1,486	1,461	1,481	1,483	1,412
Revenue	37,581	50,570	57,935	149,874	219,888
Production Expenses	28,444	37,468	43,551	111,375	169,788
Exploration Expenditure	1,527	1,773	1,799	5,496	6,113
Other Expenses	4,844	5,033	4,324	16,495	18,482
Income before Income Taxes	2,765	6,296	8,262	16,508	25,505
Net and Comprehensive Income	1,040	2,068	7,874	7,338	19,786
Per share (basic and diluted)	0.01	0.03	0.11	0.09	0.27
Cash flow from operations	15,362	20,115	20,728	49,192	78,154
Cash flow (used in) from financing activities	(5,724)	(4,891)	28,303	(14,517)	10,259
Cash flow from (used in) investing activities	452	(12,237)	(12,385)	(22,025)	(46,191)
Net increase in cash	10,337	2,271	36,304	13,405	41,428
Total cash resources	93,727	83,390	80,322	93,727	80,322
Other Current Assets	25,506	27,196	26,536	25,506	26,536
Current Liabilities	32,949	29,700	35,854	32,949	35,854
Working Capital	86,284	80,886	71,004	86,284	71,004
Total Assets	484,740	476,521	467,259	484,740	467,259
Total Liabilities	172,146	165,405	165,272	172,146	165,272
Basic weighted average number of shares outstanding	80,954,117	80,493,133	80,306,617	80,570,879	73,334,778
Dividends per share	NIL	NIL	NIL	NIL	NIL

Financial Review for the Two Month Quarter Ended December 31, 2015 and Quarter Ended April 30, 2015

Commentary	Dec 2015 $000s	Apr 2015 $000s	*I/ (D)
Revenue was 35% lower than the previous year reflecting a 35% decrease in the number of ounces sold. The lower ounces sold was due to the shorter reporting period (2 months versus 3 months).	37,582	57,934	(35)%

Production Expenses were $15.1 million (35%) lower for the two month period ended December 31, 2015 versus the three month period ended April 30, 2015, in line with management’s expectations.

Cash operating costs per ton dropped to $289 from $363 per ore ton produced as a result of increased throughput in the month of December. The Company maintains its long-term goal of averaging $300 per ton; however, is more heavily focused on all in cash cost (AICC) per ounce which dropped period over period to $1,346 (Q4/15: $1,445).	28,444	43,551	(35)%

Depreciation and depletion decreased $2.2 million between reporting periods (24% variance).

Royalties decreased 39% between periods in line with the revenue decreased of 35%.

General and administrative expenses increased at $0.4 million despite the shorter period mainly due to consultant fees in connection with the acquisition of St Andrew.	2,592	2,176	19%

Exploration expenses decreased only 15% over the comparative period despite the shorter period as a result of additional drilling being undertaken as part of the surface flow-through drilling program.	1,527	1,798	(15)%

Capital spending on mine development decreased 36% compared to Q4/15 as a result of the shortened period. Capital development work during the quarter was primarily done in the SMC and on the ramp.	6,932	10,896	(36)%

Capital spending on equipment increased compared to Q4/15 as a result of the delivery of 2 battery trucks late in December 2015.	3,813	2,003	90%

The AISC was 32% lower for Q3/SY15 compared to Q4/15. The biggest contributor to the lower overall costs was the shorter reporting period.	34,333	50,180	(32)%

The AICC was 32% lower for Q3/SY15 compared to Q4/15. The monthly total costs remained consistent at approximately $17.5 million per month.	37,144	54,872	(32)%

Finance expense decreased $1.2 million compared to Q4/15 mainly as a result of one month interest charge not present in Q3/SY15.	2,756	3,939	(30)%

Finance income decreased compared to Q4/15 largely due to unrealized foreign exchange gains of $1.5 million on derivative contracts in Q4/15 which were not repeated in Q3/SY15.	506	1,792	(72)%

Provision for Income Taxes (Recovery) increased compared to the previous year as a result of changes in reported net income as well as the utilization and absorption of carry-forward tax pools.	1,726	387	345%

*I / (D) = Increase / (Decrease)

Appendix B
Non-GAAP Financial Measures

The Company has included non-GAAP performance measures throughout this document. These include: cash operating costs per ton of ore produced, cash operating costs per ounce of gold produced, all-in cash costs per ounce of gold produced, all-in sustaining costs per ounce of gold sold, free cash flow, average sales price and working capital. Cash operating costs per ton of ore and ounce of gold produced, all-in cash costs per ounce of gold produced and all-in sustaining costs per ounce of gold sold are common performance measures in the mining industry but do not have any standardized meaning. The guidance provided by the World Gold Council for calculating all-in costs was reviewed and partially followed; however, the Company includes financing fees within the total cash costs and adjusts for non-cash items such as inventory valuation changes and, as a result, uses ounces produced rather than sold as the divisor when calculating AICC. Total cash operating costs include mine site operating costs (mining, processing and refining, in-mine drilling expenditures, administration, and production taxes), but are exclusive of other costs (royalties, depreciation and depletion, non-cash inventory valuation adjustments, off-site corporate costs, reclamation, capital, long-term development and exploration). All-in cash costs include all cash costs incurred or accrued during the period. The guidance provided by the World Gold Council for calculating all-in sustaining costs was reviewed and followed for calculating AISC. The Company currently considers all capital spending to be sustaining in nature. These measures, along with sales, are considered by the Company to be indicators of the Company’s ability to generate operating earnings and free cash flows from its mining operations. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. These should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of production costs presented under IFRS. The following tables provide reconciliation of such costs to the Company’s financial statements for the quarters and year to date periods as noted:

Cash Operating Costs	Two	Three	Stub year	Year
All amounts in 000s of Canadian Dollars	months	months	ended	ended
except tons ore produced, ounces of gold	ended	ended	Dec 31,	Apr 30,
produced and unit costs	Dec 31, 2015	Apr 30, 2015	2015	2015
Production Expense	$28,444	$43,550	$111,375	$169,788
Gold Inventory Valuation Adjustment	(845)	694	(2,100)	(314)
Amortization and Depletion	(6,712)	(8,868)	(23,809)	(34,286)
Stock-based compensation	(158)	(180)	(336)	(1,429)
Cash Production Costs	$20,730	$35,196	$85,130	$133,759
Royalties	(960)	(1,571)	(3,819)	(5,839)
Cash Operating Costs	$19,770	$33,625	$81,311	$127,920
Tons of Ore Produced	68,517	92,532	248,824	369,976
Ounces of Gold Produced	27,604	37,979	102,597	153,957
Cash Operating Cost per Ton	$289	$363	$327	$346
Cash Operating Cost per Ounce	$716	$885	$793	$831

AISC per Ounce Sold	Two	Three	Stub year	Year
All amounts in 000s of Canadian Dollars except	months	months	ended	Ended
ounces produced and unit costs	ended	ended	Dec 31,	Apr 30,
	Dec 31, 2015	Apr 30, 2015	2015	2015
Operating Costs per FS	$20,613	$32,931	$83,410	$128,234
Royalties Expense	960	1,571	3,820	5,839
Stock Based Compensation	436	762	1,316	4,158
Exploration Expense (no Surface)	333	435	1,472	2,011
Corporate Expense (no financing costs)	1,275	615	3,436	3,230
Mineral Property Additions	6,932	10,896	27,324	41,479
Property, Plant & Equipment Purchases	3,813	2,002	6,524	5,953
AISC	$34,362	$49,212	$127,302	$190,904
Ounces of Gold Sold	25,284	38,335	101,094	155,709
AISC per Ounce Sold	$1,358	$1,283	$1,259	$1,227

AICC per Ounce Produced	Two months	Three	Stub year	Year
All amounts in 000s of Canadian Dollars except	ended	months	ended	Ended
ounces produced and unit costs		ended	Dec 31,	Apr 30,
	Dec 31, 2015	Apr 30, 2015	2015	2015
Cash Operating Costs (see above)	$19,770	$33,625	$81,311	$127,920
Royalties Expense	960	1,571	3,819	5,839
Exploration Expense	1,527	1,798	5,596	6,112
Corporate Cash Expense	4,142	4,980	12,777	17,065
Mineral Property Additions	6,932	10,896	27,324	41,479
Property, Plant & Equipment Purchases	3,813	2,002	6,524	5,953
AICC	$37,144	$54,872	$137,251	$204,368
Ounces of Gold Produced	27,604	37,979	102,597	153,957
AICC per Ounce Produced	$1,346	$1,445	$1,338	$1,327

	Two months	Three	Stub year	Year
Average Sales Price	ended	months	ended	Ended
		ended	Dec 31,	Apr 30,
	Dec 31, 2015	Apr 30, 2015	2015	2015
Revenue (in 000s of Canadian Dollars)	$37,581	$57,934	$149,874	$219,888
Ounces of Gold Sold	25,284	39,109	101,094	155,709
Average Gold Sales Price CAD	$1,486	$1,481	$1,483	$1,412
CAD / US dollar exchange rate used in conversions	1.3498	1.2485	1.2984	1.1499

	Two months	Three	Stub year	Year
Free Cash Flow	ended	months	ended	Ended
		ended	Dec 31,	Apr 30,
	Dec 31, 2015	Apr 30, 2015	2015	2015
Cash Inflows from Operations	$15,362	$20,728	$49,192	$78,154
Mineral Property Additions	(6,932)	(10,896)	(27,324)	(41,476)
Property, Plant & Equipment	(520)	(2,002)	(2,605)	(5,953)
Free Cash Flow	$7,910	$7,830	$19,262	$30,722

Working Capital (All amounts in 000s of Canadian Dollars)	Dec 31, 2015	Apr 30, 2015
Current Assets	119,233	106,858
Current Liabilities	32,949	35,854
Working Capital	86,284	71,004

Critical Accounting Policies and Estimates

Standards issued but not yet effective

IFRS 9 – Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) covers the classification and measurement of financial assets and financial liabilities and is applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of adopting IFRS 9.

IFRS 15, Revenue from Contracts

IFRS 15, Revenue from Contracts, was issued by the IASB in May 2014. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the impact of adopting IFRS 15.

IFRS 16, Leases

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Company is currently assessing the impact of adopting IFRS 6.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company has assessed the impact of adopting the amendments to IAS 1, and it does not have any impact on the financial statements.

Summary of Significant Accounting Policies

(a)	Revenue recognition

The principal product from the mining operations of the Company is the sale of gold doré bars. The doré bars are sent to a refiner that will further purify the doré bars to produce tradable gold bullion.

Revenue associated with the sale of the doré bars is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the refiner, which is when the commodity has been received by the refiner (Time of Receipt). At the Time of Receipt, the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the gold, and the costs incurred or to be incurred in respect of the sale can be reliably measured. Revenue is recognised at the fair value of the consideration receivable to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is recognised at the Time of Receipt for the minimum determinable or agreed amount of gold at that time, with any adjustment between the preliminary and final settlement when the latter is determined.

(b)	Leased Assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Company (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are apportioned between capital and interest. The interest element is charged to the Statement of Operations and Comprehensive Income over the period of the lease and is calculated using the effective interest method. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an "operating lease"), the total rentals payable under the lease are charged to the Statement of Operations and Comprehensive Income on a straight-line basis over the lease term.

(c)	Income Taxes

Tax expense for the period comprises current and deferred taxes. Tax is recognised in the Statement of Operations and Comprehensive Income, except to the extent it relates to items recognized in other comprehensive income or directly in equity. In that case, the related tax impact is also recognized in other comprehensive income, or directly in equity, respectively.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised in the financial statements using the liability method of accounting. Under this method of tax allocation, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be settled or realized.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and where there is the intent to settle the balance on a net basis.

(d)	Earnings Per Share

Basic earnings or loss per share is computed by dividing the net income or loss attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share, except when assessing the dilution impact of the convertible debt, where the if-converted method is used. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible debt has been converted in determining fully diluted earnings or loss per share if they are in-the-money, except where such conversion would be anti-dilutive.

(e)	Property, Plant and Equipment

Property, plant and equipment, other than land, is carried at cost less accumulated depreciation and accumulated impairment losses. Land and capital work in progress are carried at cost less accumulated impairment losses. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Interest is capitalized to qualifying assets to the extent that the Company has outstanding borrowings.

Depreciation is recorded over the shorter of the useful life of the asset or the remaining life of the mine based on proven and probable reserves. The Company currently estimates the life of mine to be 13 years. Depreciation for the major categories of property, plant and equipment is as follows:

Not depreciated
Land
Capital work in progress
Straight-line basis

Assets within operations for which usage is not expected to fluctuate significantly from one year to another are depreciated on a straight line basis as follows:

Buildings	Life of Mine
Computer equipment	3 years
Vehicles	3 to 5 years
Mine and mill equipment	2 to Life of Mine

Where significant parts of an asset have different useful lives, depreciation is calculated on each separate part. Remaining useful lives are reviewed and adjusted, if appropriate, annually. Changes to the estimated useful lives are accounted for prospectively.

Expenditures on major maintenance or repairs include the cost of the replacement of significant parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company for more than the reporting period and the cost of the replacement exceeds approximately 25% of the original cost of the asset, the expenditure is capitalised and the carrying amount of the item replaced is derecognised. Similarly, overhaul costs associated with major maintenance are capitalised and depreciated over their useful lives where it is probable that future economic benefits will be available to the Company for more than the reporting period and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other repairs and maintenance costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and the net sale proceeds are included in profit or loss.

Any items of property, plant or equipment that cease to have future economic benefits are derecognised with any gain or loss included in profit or loss in the financial year in which the item is derecognised.

(f)	Mineral Properties

The Company expenses exploration and evaluation expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalised if the criteria for recognition as an asset are met, and are depreciated on a units of production basis over proven and probable reserves.

Assets for which the economic benefits are consumed in a pattern which is linked to production are depreciated on a units of production basis based on the proven and probable reserves, which results in a depreciation charge proportional to the depletion of the reserves.

Where significant parts of an asset have different useful lives, depreciation is calculated on each separate part. Remaining useful lives are reviewed and adjusted, if appropriate, annually. Changes to the estimated useful lives are accounted for prospectively.

(g)	Impairment of Non-Financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may be impaired. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash generating unit level. A cash generating unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally, for the Company, this represents the mine. If there are indicators of impairment, a review is undertaken to determine whether the carrying amount of the asset or cash-generating unit in excess of its recoverable amount.

An asset’s recoverable amount is determined as the higher of its fair value less costs of disposal ('FVLCD') and its value in use. The best evidence of fair value is the value obtained from an active market or from a binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. Fair value less costs of disposal is estimated at the discounted future after-tax cash flows expected to be derived from the asset or cash-generating unit, less an amount for costs of disposal. When discounting estimated future cash flows, an after-tax discount rate that would approximate what market participants would assign is used.

In assessing the value in use, the relevant future cash flows expected to arise from the continuing use of the assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.

If the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, an impairment loss is recorded in profit or loss to reflect the assets at the lower amount.

An impairment loss is reversed if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortization which would have arisen if the prior impairment loss had not been recognised.

(h)	Financial Assets

Financial assets consist of cash and cash equivalents, accounts receivable, security deposits, derivative assets, other long-term assets and restricted cash.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets, other than financial assets at fair value through profit or loss, are added to the fair value of the financial assets on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less at the date of acquisition and are subsequently measured at fair value through profit and loss.

Restricted cash is subsequently measured at fair value through profit and loss.

Accounts receivable are subsequently measured at amortized cost and are carried at the amount of cash expected to be received.

Other long-term assets are subsequently measured at amortized cost. The effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument to the carrying amount. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument.

Income related to financial instruments subsequently measured at amortized cost is recognized in profit or loss and is included in finance income.

Financial assets measured at fair value through profit and loss are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss and the interest income related to financial instruments measured at fair value through profit and loss are included in finance income or finance expense in profit or loss.

Financial assets are derecognized when the right to receive cash flows from the asset have expired or the Company has transferred its right to receive cash flows from an asset.

(i)	Impairment of Financial Assets

Financial assets that are measured at amortized cost are assessed for impairment at the end of each reporting period. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and the event has a negative impact on the estimated cash flows of the financial asset and the loss can be reliably estimated.

The amount of the impairment loss recognised is the difference between the carrying amount of the financial asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets, with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss of a financial asset, other than the accounts receivable, decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial instrument at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(j)	Inventories

Doré bars, gold in process and stockpile are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus an allocation of fixed costs associated with the mine site. Mine operating supplies are valued at the lower of average cost and net realizable value as measured by replacement cost.

(k)	Provisions - Reclamation and Remediation

Costs for reclamation and remediation are a normal consequence of mining, and the majority of these costs are incurred at the end of the life of the mine. Provision is made for estimated close down, restoration and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of the affected areas) in the financial period when the related environmental obligation occurs, based on the estimated future costs using information available at the balance sheet date. The costs are estimated on the basis of a closure plan which represents management's best estimate of the costs. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in finance expense. At the time of establishing the provision, a corresponding asset is capitalised within mineral properties, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates.

The provision is reviewed on an annual basis to reflect known developments, such as revisions to cost estimates and to the estimated lives of operations, and for changes to legislation or discount rates. The cost of the related asset is adjusted for changes in the provision, which are not the result of the current production of inventory, resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(l)	Share-Based Compensation

The Company has a share-based compensation plan described in Note 14. Under the plan, the Company can grant options to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

For transactions with directors, senior officers, employees and others providing similar services (collectively referred to hereinafter as Eligible Participants), the fair value of the equity-settled awards is measured at the initial grant date and is recognised as an asset for the portion that qualifies for recognition as an asset and the balance as an expense with a corresponding amount credited to equity, on a straight-line basis over the vesting period after adjusting for the estimated number of awards that are expected to vest.

For transactions with non-employees, the fair value of the equity-settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

(m)	Financial Liabilities

Financial liabilities are initially recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include accounts payable and accrued liabilities, operating loan, convertible debentures and finance leases.

After initial recognition, finance leases, the operating loan, and convertible debentures are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any fees or costs related to the liability.

Interest expense is included in profit or loss within finance expense.

Non-interest bearing financial liabilities such as accounts payable and accrued liabilities are carried at amortized cost.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Any gains or losses are recognized in profit or loss when liabilities are derecognized.

(n)	Forward Gold Contracts and Foreign Exchange Derivatives

The Company may enter into short-term derivative instruments to mitigate economic exposures to commodity price and currency exchange fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are designated as fair value through profit or loss and recorded at their fair value with realized gains or losses arising from changes in the fair value recorded in the statement of loss in the period they occur. Fair values for derivative instruments are classified as fair value through profit or loss, and the valuation assumptions are based on prevailing market conditions on the reporting date.

(o)	Foreign Currency Transactions

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date. At each period end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the related translation differences are recognized in profit or loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently remeasured.

(p)	Flow-Through Shares

Pursuant to the Income Tax Act (Canada) and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the proceeds from flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon qualifying exploration expenditures being incurred, the Company derecognizes the liability and recognizes the premium as other income. The related deferred tax is recognized as a tax provision as the exploration expenditures are incurred.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received and not yet expended at the end of the Company's period is disclosed in Note 11. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the look-back method, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is recorded as a finance expense.

(q)	Significant Accounting Estimates

Estimated recoverable reserves and resources

Estimated proven and probable reserves are used in the calculation of the depreciation of the mineral properties, in performing impairment testing and for forecasting the timing of the payment of rehabilitation costs. Estimates are prepared by appropriately qualified persons, but are impacted by forecast commodity prices, exchange rates, changes in capital, operating, mining, processing and reclamation costs, discount rates and recoveries, amongst other factors. Changes in assumptions could impact the carrying value of the mineral properties and the depreciation, amortization and impairment charges recorded in profit or loss.

Provision – reclamation and remediation

The Company’s mining activities are subject to various laws and regulations governing the protection of the environment. The Company recognises management’s best estimate for the provision for reclamation and remediation in the period in which the obligation arises. Actual costs incurred in future periods could differ materially from the estimates. The ultimate cost of environmental remediation can vary in response to many factors including future changes to environmental laws and regulations, the emergence of new restoration techniques, changes in the life of mine estimates and in discount rates, which could affect the carrying amount of this provision.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Company occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Amortization and depletion

Amortization and depletion of property, plant and equipment and mineral property assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment or mineral properties is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.

Income taxes

Estimates and judgments are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. From time to time, there may be disagreement with the taxation authorities over the interpretation of the income tax rules. The final outcome of these disputes could render materially different from the Company's estimated tax liabilities. In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

(r)	Significant Judgments

Allocation of Overhead Costs

Mining support and general overhead expenses such as maintenance and engineering which cannot be specifically attributed to specific capital or operating workplaces but which are associated with supporting production or capital development activities are allocated to operating costs or mineral properties in proportion to i) hours worked by underground employees in each period and ii) the proportion of tons mined by workplace in each period. These allocations require judgment to be applied by the Company.

National Instruments 52-109 and 43-101

Disclosure Controls and Procedures

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) evaluated the design and effectiveness of the Company’s disclosure controls and procedures as at the financial year ended December 31, 2015. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2015 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company. During the year ended December 31, 2015, there has been no change in the Company’s disclosure controls and procedures that has materially affected the Company’s disclosure controls and procedures.

Internal Control over Financial Reporting

As at the financial year ended December 31, 2015, the CEO and CFO evaluated the design and operating effectiveness of the Company’s internal control over financial reporting. Based on that evaluation, the CEO and the CFO concluded that the design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the year ended December 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected the Company’s disclosure control over financial reporting.

Qualified Persons

Certain information in this MD&A, including production and certain financial estimates, were based on scientific and technical information prepared in accordance with the Standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 and were prepared, reviewed and verified (including sampling, analytical and test data) by the Company's geological and production staff under the supervision of  Stewart Carmichael P. Geo., the Company’s Chief Exploration Geologist, who is qualified person for the purpose of National Instrument 43-101. As the Manager of Exploration, Mr. Carmichael is not considered independent. The reserves and resources amounts as at December 31, 2014, disclosed in this MD&A have been prepared and verified by Glenn R. Clark, P. Eng., an independent ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators.

Quality Assurance & Control

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Risk Factors

The Company faces a number of financial, operational and business risks and uncertainties. The occurrence of any of these risks could have a materially adverse impact on the Company’s operations and financial condition and the value of its securities. Certain material risks specific to the Company’s business and its industry are summarized below. Additional risks and uncertainties not currently known to the Company, or that are currently not considered material, may also impair the Company’s operations.

Commodity Prices

Gold prices fluctuate widely and are affected by various factors beyond the Company’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Company’s development and mining activities, Common Share price, financial results, life-of-mine plans and viability of mining projects. Although the Company believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease. For the year ended December 31, 2015, the Company did not utilize any hedging programs to mitigate the effect of commodity price movement.

Fluctuating Foreign Currency Exchange Rates

The Company raises its equity and maintains its accounts mainly in Canadian dollars. Because the world gold market is principally priced in United States dollars, a substantial increase in the value of the Canadian dollar would adversely affect the Company’s revenue and net income.

The Company’s gold sales or contracts are denominated in both Canadian and US dollars. As at December 31, 2015, the Company held no forward contracts to sell US dollars in order to protect against the risk of an increase in the value of the Canadian dollar versus the US dollar.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its Kirkland Lake complex are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of gold production for the Company’s operation as a whole are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above for the reasons set forth below:

•	Unplanned mining dilution
•	Actual ore mined varying from estimates in grade, tonnage, metallurgical and other characteristics
•	Mining labour shortages
•	Cave-ins or stope failures
•	Equipment failures
•	Unplanned interruptions of power or changes in power costs
•	Industrial accidents
•	Natural phenomena such as severe inclement weather, floods and flooding, fires, blizzards, droughts, rock slides and earthquakes
•	Encountering unusual or unexpected ground conditions
•	Shortages of principal supplies needed for operation, including fuels, tires, and spare parts
•	Restrictions imposed by governmental agencies
•	Environmental incidents
•	Permitting or licensing issues

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.

Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

There is Uncertainty of the Nature and Amount of the Company’s Gold Resources and Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the estimates will be accurate, that the anticipated tonnages and grades will be achieved or that the indicated level of the recovery of gold will be realized or mined or processed profitably.

The proven and probable mineral reserve figures in this AIF are estimates and may need to be revised based on various factors such as:

•	Actual production experience
•	Fluctuations in the market price of gold
•	Results of drilling or metallurgical testing
•	Production costs
•	Recovery rates

The cut off grades for the mineral reserves and resources are based on the Company’s assumptions about plant recovery, gold value, mining dilution and recovery, and its estimates for operating and capital costs, which are based on historical production figures. The Company may have to recalculate its estimated mineral reserve and resources based on actual production or the results of exploration.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated, and inferred resources, including many factors beyond the Company’s control. Estimating reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgements used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geologic structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and resources may have a materially adverse effect on future cash flow, results of operations and financial condition.

The Company adjusts its mineral reserves and resources annually by the amount of gold extracted in the previous year, by the addition and reductions resulting from new geologic information and interpretation, actual mining experience and from changes in operating costs and metal prices. Furthermore, the historical gold production from the Company’s mining properties is no assurance that they will contain deposits of gold greater than those currently estimated to exist by the Company. If such estimates prove to be materially overstated, that would have a materially adverse effect on the Company’s business and results of operations as the Company would be unable to maintain its mining operations for the length of time presently contemplated.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. No assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations.

These laws and regulations are administered by various governmental authorities including:

(a) the federal government of Canada

- Canada Customs and Revenue Agency (taxation)
- Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
- Natural Resources Canada (land use and conservation)

(b) the government of Ontario

- MNDM (mineral tenure, development and use)
- Ministry of Natural Resources (land use and conservation)
- Ministry of the Environment (environmental protection)
- Ministry of Finance (taxation)
- Ministry of Labour (labour rights and relations)

(c) the town of Kirkland Lake, Ontario

- tax assessment
- building permitting
- business licensing

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a materially adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a materially adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Dependency on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel working in management, supervisory or as consultants. The loss of the services of senior management or key personnel could have a materially adverse effect on the Company, its business and results of operations.

Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives

The Company’s workforce is not unionized and currently has sufficient skilled miners to carry on operations. There are currently no material labour shortages with the Company operating near its budgeted manning levels (see “Employees”, above).

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

The Company has posted, in accordance with a mine closure plan filed with the MNDM, a letter of credit to secure the costs of rehabilitating the No. 3 shaft of the former Macassa Mine, and three of the four other non-operating mines. See ‘Mineral Projects – Reclamation Bonds and Permits’. Failure to comply with the Company’s mine closure plan would result in some or all of such letter of credit being drawn down and the Company being liable for the cost of such amounts. In addition, it is possible that such letter of credit is not sufficient to secure all of the reclamation costs for which the Company could become liable.

Title to the Company’s Mining Claims and Leases

While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims and leases may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. Any material title defects would have a materially adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s drilling activities are an exploratory search for additional gold deposits. Such exploration is subject to the risk that little or no mineralization is discovered or that any deposits discovered are not economical. If this occurs, the Company’s existing gold resources and reserves may not be sufficient to sustain operations for a lengthy period. This will have an adverse effect on the Company’s revenues over the long-term.

The Company’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs such as electrical power. Its operations are subject to all the hazards normally incidental to exploration, development and production of gold, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

There are also risks related to the reliance on the reliability of current and new or developing technology; the reliance on the work performance of outside consultants, contractors, and manufacturers; changes to project parameters over which the Company does not have complete control such as the gold price or labour or material costs; unknown or unanticipated or underestimated costs or expenses; unknown or unanticipated or underestimated additions to the scope of work due to changing or adverse conditions encountered as the mine is refurbished and redeveloped; unexpected variances in the geometry or quality of ore zones; unexpected reclamation requirements or expenses; permitting time lines; unexpected or unknown ground conditions; changes to Mine Life as the result of an unexpected incident or a decline in gold prices or an unexpected rise in costs; unexpected changes to estimated parameters utilized to estimate past timelines, projections, or costs; and liquidity risks. An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company’s Officers and Directors may have Conflicts of Interest

There may be potential conflicts of interest for some of the Company’s officers and directors engaged, or who may become engaged, as officers or directors of other companies in the same business as the Company.

Appendix C
Other matters

Outstanding Share, Option & Debentures Data as at the date of this MD&A:

Security	Shares issued or Issuable	Weighted Average Exercise Price
Common Shares	114,521,605	--
KGI Options (including converted former SAS stock options)	5,510,676*	$6.14
6% Debentures	3,833,333	$15.00
7.5% Debentures	5,036,496	$13.70

*if all options are fully vested

Forward Looking Information

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the ability of the Company to complete the proposed Transaction and anticipated timing thereof, the impact of the potential Transaction upon the business of the Company, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's AIF for the year ended April 30, 2015 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, Ontario
M5J 2N7